UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Concentra Group Holdings Parent, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20603L102

(CUSIP Number)

Timothy F. Ryan

Concentra Group Holdings Parent, Inc.

5080 Spectrum Drive, Suite 1200W

Addison, TX, 75001

(972) 364-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Stephen M. Leitzell

Dechert LLP

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-2621

Fax: (215) 994-2222

November 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Estate of Rocco A. Ortenzio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,288,849
	8	SHARED VOTING POWER 3,078,436
	9	SOLE DISPOSITIVE POWER 3,288,849
	10	SHARED DISPOSITIVE POWER 3,078,436

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,367,285
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Based on 127,343,503 shares of the Company’s common stock outstanding as of November 25, 2024.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share of Concentra Group Holdings Parent, Inc., a Delaware corporation (the “Company”), which has its principal executive office at 5080 Spectrum Drive, Suite 1200W, Addison, TX, 75001.

Item 2.	Identity and Background.

(a) Name. The name of the Reporting Person is the Estate of Rocco A. Ortenzio.

(b) Business Address. The business address of the Reporting Person is 4732 Gettysburg Road, P.O. Box 2034, Mechanicsburg, PA 17055.

(c) Occupation and Employment. Rocco A. Ortenzio co-founded Select Medical Holdings Corporation (“Select”) and was Vice Chairman and Co-Founder of Select. Select is located at 4714 Gettysburg Road, P.O. Box 2034, Mechanicsburg, PA 17055. Rocco Ortenzio passed away on October 26, 2024.

(d) Criminal Proceedings. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship. The Reporting Person is organized in the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 25, 2024, as previously announced, Select completed its spin-off (“Spin-Off”) of an aggregate 104,093,503 shares of the Company by means of a pro rata stock distribution to each of Select’s stockholders as of the close of business on November 18, 2024 (the “Record Date”). Based on the number of shares of Select’s common stock outstanding as of the Record Date, Select’s stockholders received 0.806971 shares of the Company’s common stock for every share of Select’s common stock held as of the close of business on the Record Date. No fractional shares of the Company’s common stock were distributed. Instead, Select’s stockholders received cash in lieu of any fraction of a share of the Company’s common stock that they otherwise would have received.

In connection with the Spin-Off, the Reporting Person acquired beneficial ownership of 6,367,285 shares of Company common stock.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

All shares held by the Reporting Person are held for investment purposes. The Reporting Person may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional securities of the Company in the open market or in privately negotiated transactions, by exchange offer or otherwise. Depending on the factors discussed herein, the Reporting Person may, from time to time, retain, transfer, gift, or sell all or a portion of his shares in the open market or in privately negotiated transactions. Any actions that the Reporting Person might undertake will depend upon his review of numerous factors, including, among other things, the availability of shares for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Company’s business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; personal financial planning; personal philanthropic endeavors; estate planning; and other future developments.

Other than as may have arisen in his capacity as a director of the Company, the Reporting Person currently has no plans or proposals that relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. To the extent the Reporting Person may be involved in the formulation or approval of such plans or proposals solely in his capacity as a director of the Company, the Reporting Person does not expect to disclose such developments of his involvement by amending this Statement.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The Reporting Person may be deemed to beneficially own an aggregate of 6,367,285 shares of Company common stock. This aggregate represents approximately 5.0% of the shares of Company’s common stock outstanding. The Reporting Person may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 3,288,849 shares of Company common stock (including 201,742 shares of Company common stock owned of record by the Estate of Rocco Ortenzio, 3,049,355 shares of Company common stock owned of record by the Rocco A. Ortenzio Revocable Trust dated 8/14/07, as amended, 24,694 shares of Company common stock owned of record by the Select Investments III, L.P., 13,058 shares of Company common stock owned of record by the by Select AP Investors, L.P.) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,078,436 shares of the Company’s common stock (including 3,070,367 shares of Company’s common stock owned of record By the Robert A. Ortenzio Descendants Trust, 8,069 shares of Company’s common stock owned of record by the spouse of Rocco Ortenzio).

(c) Except as set forth in Item 3, the Reporting Person has not effected any transaction in the Company’s common stock during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item incorporates by reference the information in Items 3, 4 and 5 hereof. There are presently no contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2024

Estate of Rocco A. Ortenzio

By: /s/ Robert A. Ortenzio
Title: Authorized Signatory